SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

MERUS N.V.

(Name of Subject Company)

GENMAB HOLDING II B.V.

(Name of Filing Person (Offeror))

a wholly owned subsidiary

of

GENMAB A/S

(Name of Filing Persons (Parent of Offeror))

Common Share, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number of Class of Securities)

Greg Mueller

Carl Jacobsens Vej 30

2500 Valby

Denmark

+45 70 20 27 28

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Clare O’Brien Derrick Lott Harald Halbhuber Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, NY 10022 Telephone: +1 (212) 848-4000	Christiaan de Brauw Olivier Valk Allen Overy Shearman Sterling LLP Apollolaan 15 1077AB Amsterdam The Netherlands Telephone: +31 20 674 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment No. 1”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2025, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on October 21, 2025, by (i) Genmab A/S, a public limited liability company (Aktieselskab) organized under the laws of Denmark (“Genmab”), and (ii) Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Genmab (together with the exhibits thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser to purchase all of the issued and outstanding common shares, nominal value €0.09 per share (each, a “Common Share,” and collectively, the “Common Shares”), in the capital of Merus N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Merus”), in exchange for an amount in cash equal to $97.00 per Common Share (such amount, the “Offer Consideration”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including all schedules thereto, and the Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

This Amendment No. 1 is being filed on behalf of Genmab and Purchaser. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. This Amendment No. 1 should be read together with the Schedule TO.

Item 4	(Terms of the Transaction); Item 11 (Additional Information).

The Offer to Purchase and Item 4 (Terms of the Transaction) and Item 11 (Additional Information) of the Schedule TO, to the extent such Item 4 (Terms of the Transaction) or Item 11 (Additional Information) incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “United States Antitrust Laws”:

On October 28, 2025, each of Purchaser and Merus filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s proposed acquisition of Common Shares pursuant to the Offer. As a result, the required fifteen (15) calendar-day waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on November 12, 2025, unless Purchaser withdraws its Premerger Notification and Report Forms before the expiration of the initial fifteen (15) calendar-day waiting period and refiles it thereafter, or the FTC or the Antitrust Division shortens or extends the waiting period by granting Early Termination or issuing a Second Request, respectively, prior to expiry of the initial waiting period.

Item 6	(Purposes of the Transaction and Plans or Proposals); Item 11 (Additional Information).

The Offer to Purchase and Item 6 (Purposes of the Transaction and Plans or Proposals) and Item 11 (Additional Information) of the Schedule TO, to the extent such Item 6 (Purposes of the Transaction and Plans or Proposals) or Item 11 (Additional Information) incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in Section 13 — “Purpose of the Offer; Back-End Transactions; Plans for Merus” of the Offer to Purchase is hereby amended and supplemented by amending and restating the second paragraph under the subsection entitled “Plans for Merus” as follows (new text is indicated by bold, underlined text and deleted text is indicated by ~~bold and stricken-through text~~):

Genmab and Purchaser have informed Merus that they or their affiliates have engaged, will engage or will continue to engage in discussions with certain executive officers of Merus with respect to potential employment and compensation arrangements to be effective following the ~~Subsequent~~ Closing Date, but no agreements or arrangements with respect to future employment have been entered into as of the date of this Offer to Purchase between Genmab or Purchaser, any of their respective affiliates and any such executive officers. If Dr. Lundberg resigns as President and Chief Executive Officer of Merus and Merus US, Inc. following the Closing, Genmab plans to have the Merus Board appoint Dr. van de Winkel to serve as President and Chief Executive Officer of Merus and Merus US, Inc. In addition, pursuant to the Transaction Agreement, Genmab and Purchaser have designated Anthony Pagano, Martine J. van Vugt, Ph.D. and Greg Mueller as non-executive directors of the Merus Board and Dr. van de Winkel as executive director of the Merus Board, each such designation to be effective upon the Closing and subject, in the case of the non-executive directors, to the adoption of the Governance Resolutions at the EGM or a Subsequent EGM.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2025

GENMAB HOLDING II B.V.

BY:	/s/ Jan G. J. van de Winkel
Name:	Jan G. J. van de Winkel
Title:	Authorized Signatory

GENMAB A/S

BY:	/s/ Jan G. J. van de Winkel
Name:	Jan G. J. van de Winkel
Title:	President & Chief Executive Officer

BY:	/s/ Anthony Pagano
Name:	Anthony Pagano
Title:	Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of October 21, 2025.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Newspaper Advertisement, as published in The Wall Street Journal on October 21, 2025.

(a)(5)(A)	Company Announcement, dated September 29, 2025: Genmab to Acquire Merus, Expanding Late-Stage Pipeline and Accelerating into a Wholly Owned Model (incorporated by reference to Exhibit 99.A5A of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(B)	Genmab investor call slides, dated September 29, 2025 (incorporated by reference to Exhibit 99.A5B of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(C)	Social Media posts of Genmab and Jan G.J. van de Winkel, President and Chief Executive Officer of Genmab, dated September 29, 2025 (incorporated by reference to Exhibit 99.A5C of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(D)	Investor Relations call transcript, dated September 29, 2025 (incorporated by reference to Exhibit 99.A5D of the Schedule TO-C as filed by Genmab with the SEC on September 29, 2025).

(a)(5)(E)*	Media Release, dated as of October 21, 2025: Genmab Commences Tender Offer for All Issued and Outstanding Common Shares of Merus N.V.

(b)*	Debt Commitment Letter, dated as of September 29, 2025, by and between Genmab and Morgan Stanley Senior Funding, Inc.

(d)(1)	Transaction Agreement, dated as of September 29, 2025, by and among Genmab, Purchaser and Merus (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Merus with the SEC on September 29, 2025).

(d)(2)*	Confidentiality Agreement, dated as of August 20, 2025, by and between Genmab and Merus

(d)(3)*	Exclusivity Agreement, dated as of September 21, 2025, by and between Genmab and Merus

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.